
August 17, 2022

John Turner
Chief Financial Officer
Atlas Energy Solutions Inc.
5918 W. Courtyard Drive, Suite 500
Austin, TX 78730

> **Re: Atlas Energy Solutions Inc.**
> **Amendment No. 2 to Draft Registration Statement on Form S-1**
> **Submitted July 29, 2022**
> **CIK No. 0001910950**

Dear Mr. Turner:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Draft Registration Statement on Form S-1 submitted July 29, 2022

Summary
Growth and Technology Initiatives
Autonomous Trucking, page 11

1.   We note you disclose that you entered into a definitive agreement with a leading provider of autonomous vehicle technology and a master lease agreement with Stonebriar Commercial Finance for the right, but not the obligation, to require Stonebriar Commercial Finance to fund up to $70.0 million of purchases of transportation and logistics equipment. Please file such agreements as exhibits to your registration statement or tell us why you believe you are not required to do so. Refer to Item 601(b)(10) of Regulation S-K.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. For questions regarding engineering comments, you may contact Ken Schuler, Mining Engineer, at (202) 551-3718. Please contact Liz Packebusch, Staff Attorney, at (202) 551-8749 or Karina Dorin, Staff Attorney, at (202) 551-3763 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Thomas Zentner